Exhibit 99.1

                        ANNUAL CERTIFICATE OF COMPLIANCE


I, Sheryl Christopherson, Vice-President of U.S. Bank National Association, trustee under that certain Trust and Pooling Agreement, dated as of April 1, 2002 (the "Pooling Agreement"), by and among Structured Asset Mortgage Investments Inc., as seller, U.S. Bank Trust National Association, as Delaware trustee and U.S. Bank National Association, as trustee (the "Trustee") relating to Structured Asset Mortgage Investment Trust 2002-3, state and attest that:

     1. I have reviewed the distribution reports (the "Distribution Reports") the Trustee is required to prepare pursuant to the Pooling Agreement in respect of distribution dates relating to May through December, 2002;

     2. To the best of my knowledge, the reporting items contained in the Distribution Reports is consistent with the reporting requirements contained in the Pooling Agreement, as of December 31, 2002;

     3. To the best of my knowledge, the distribution information required to be provided by the Trustee under the Pooling Agreement is included in the Distribution Reports;

     4. To the best of my knowledge, and through the date hereof, the Trustee has fulfilled all of its obligations under, and complied with the terms of, the Pooling Agreement.

In giving the certifications in paragraphs 2 and 3 above, I have reasonably relied on information provided to me by the trustees or servicers, as the case may be, in the distribution date reports for each of the underlying pooled asset backed securities.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of March, 2003.


                                                     /s/ SHERYL CHRISTOPHERSON
                                                     -----------------------
                                                     Sheryl Christopherson
                                                     Vice President